Meridian Gold Inc.
9670 Gateway Drive, Suite 200
Reno, Nevada 89521
Phone:	(800) 557-4699
(775) 850-3777
Fax:	(775) 850-3733

MERIDIAN GOLD ANNOUNCES SECOND QUARTER 2004 RESULTS
(All dollar amounts in U.S. currency)

July 27, 2004

Meridian Gold is pleased to announce the results for the quarter and six months ended June 30, 2004. Meridian continues to deliver value to all our stakeholders through improved operating results, through exploration success at El Peñón, expanding our land positions in Chile, and meeting the needs of our employees, communities and the environment. Highlights of the second quarter are as follows:

Improved operating results:

•	Net income of $9.7 million, or $0.10 per share

•	Gold production of 82,000 ounces at a cash cost of $50 per ounce

•	Operating cash flows of $14.9 million for the quarter drove cash balances to $210 million, including restricted cash

•	Mill throughput at El Peñón increased 24% quarter over quarter, and reached record levels in June at 2,400 tonnes per day, 20% above name plate capacity of 2,000 tonnes per day

High-grade exploration success at El Peñón:

•	The new high-grade vein, Dorada, discovered in the first quarter at El Peñón, was extended to 1.2 kilometers in strike length with an additional 43 holes per the June 29th news release. The weighted average grade of the Dorada vein is 11.77 g/t gold and 628 g/t silver (19.49 g/t gold equivalent) with a horizontal true width of over 3 meters

•	Dorada remains open along strike and at depth

•	Underground access to the Dorada structure initiated; projected to reach vein in 12-15 months

Expanding land positions in Chile:

•	Meridian Gold is actively acquiring additional exploration mineral rights in Chile, focusing on the Atacama Desert.

•	An exploration drill program has commenced on the adjacent Angelina property, a joint venture project between Meridian Gold and Gold Fields Limited; we may acquire up to an 80% interest

Meeting the needs of our employees, communities, and the environment

•	Housing benefits granted to 12 employees through El Peñón’s housing program; 142 employees have benefited to date through the program

•	Two scholarships awarded to students of local universities in Antofagasta

•	Operated with no lost time accidents

•	Recognized in Chile by Sernageomin, (national service of geology and mining) for excellent performance in the care and safety of our employees

“We are right on track toward making this a breakout year for the Company”, commented Brian Kennedy, Meridian Gold’s President and Chief Executive Officer. “We continue to see promising results at Dorada which, I believe, will change the future of El Peñón. Even as we continue drilling this vein, we have already started underground work which will enable us to access this discovery. The efforts of our exceptional team of geologists continue to pay off, and I am excited about the new insights they are acquiring with the discovery of Dorada. They remain eager to transfer these insights to our newly acquired projects in Northern Chile, specifically around the El Peñón area. I am very pleased with the determination of every Meridian Gold employee, and the work they do every day to build a better future, for all our stakeholders.”

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion is limited to matters that, in the opinion of Meridian Gold Inc. (“Meridian Gold” or the “Company”), are material, and represents management’s knowledge through the date of this press release.

Financial Results

Second Quarter 2004 vs. Second Quarter 2003

Meridian Gold reported net income of $9.7 million for the second quarter of 2004, or $0.10 per share, versus $9.5 million, or $0.10 per share, for the second quarter of 2003. Higher realized gold prices (13%) and lower cash operating costs (51%) during second quarter 2004 were offset by fewer ounces sold during the period due to the sale of the Jerritt Canyon Joint Venture (see note 5 of the interim consolidated financial statements).

Sales revenue decreased $5.0 million, or 14%, over the second quarter of 2003, primarily from the sale of the Jerritt Canyon Joint Venture (which contributed $8.1 million in revenues in the second quarter of 2003). The average realized gold price was $396 per ounce this quarter versus $351 per ounce in the second quarter of 2003.

Operating and net margins increased to 52% and 31% versus 34% and 26%, respectively, in the second quarter of the prior year as a result of higher realized gold and silver prices and lower cash operating costs.

Exploration expense increased 23% during the quarter to $4.8 million compared to $3.9 million for the second quarter of 2003. The increased spending is related to the focused drilling efforts on the new Dorada discovery at El Peñón. Meridian Gold expenses all exploration costs as they are incurred.

We reported a $7.2 million tax expense for the second quarter of 2004, compared to $6.5 million in the second quarter of the previous year. During the quarter, we paid $8.2 million in cash taxes, which includes $6.4 million for 2003 taxes, and $1.8 million towards 2004 taxes.

Year to Date 2004 vs. Year to Date 2003

For the six months ended June 30, 2004, Meridian Gold reported net income of $19.5 million, or $0.20 per share, compared to $0.18 per share in the first six months 2003. This increase is due to a combination of higher realized gold prices (14%) and lower cash operating costs (51%), offset by fewer ounces sold due to the sale of the Jerritt Canyon Joint Venture (see note 5 of the interim consolidated financial statements).

Sales revenue decreased 15% to $61.4 million versus $72.4 million in the first six months of 2003, primarily from the sale of the Jerritt Canyon Joint Venture property (which contributed $15.8 million in revenues in the first six months of 2003). The average realized gold price was $403 per ounce year-to-date versus $353 per ounce for the same time period in 2003.

Year-to-date operating and net margins increased to 53% and 32%, respectively, compared to 37% and 25% for the comparable period in 2003.

We reported a $14.0 million tax expense for the first half of 2004, compared to $12.5 million in the comparable period of 2003. Year to date, we have paid $8.7 million in cash taxes, which includes $6.5 million for 2003 taxes, and $2.2 million towards 2004 taxes.

We continue to remain 100% unhedged with respect to our gold production, and have reflected the 14% increase in gold price directly to the bottom line, which translates to higher earnings and higher cash flows.

Liquidity

Our cash balances increased to $210 million during the quarter with the help of higher gold prices, as well as consistent operating performance at El Peñón. Working capital increased during the quarter, from $182 million to $195 million at June 30, 2004, primarily due to the growth in cash balances and a reduction in our short-term liabilities.

Cash to meet the Company’s operating needs, to finance capital expenditures and to fund exploration activities during the quarter was provided from operations and from existing cash reserves. Cash provided by operating activities was $14.9 million in the second quarter of 2004, similar to $15.2 million in the second quarter of 2003.

Operations

El Peñón

During the quarter, the mine produced 82,000 ounces of gold and 1.3 million ounces of silver at a cash cost of $50 per gold ounce versus 77,500 ounces of gold and 1.0 million ounces of silver at a cash cost of $48 per gold ounce during the equivalent period in 2003. These results continue to confirm El Peñón’s status as one of the lowest cost gold mines in the world. Total production costs including depreciation, depletion, amortization, and reclamation were $95 per gold ounce for the quarter, 11% lower than $107 per gold ounce in the second quarter of 2003.

The underground mine produced 141,800 tonnes of ore at average grades of 13.8 grams/tonne of gold and 226 grams/tonne of silver. Open pit operations produced 33,700 tonnes of ore at average gold and silver grades of 3.2 grams/tonne and 81 grams/tonne, respectively. The open pit tonnes were mined during pre-stripping at the Cerro Martillo pit which is expected to be in production next quarter, and the associated costs were capitalized.

For the third consecutive quarter, the mill processed ore above designed capacity of 2,000 tonnes per day, averaging 2,374 tonnes per day for the second quarter of 2004. This represents an increase of 23% over the prior year. This performance is due to adjustments in grinding media, modifications to cyclone configurement, trommel slot size and improvements in plant operating time.

Average mill head grade decreased during the quarter, to 12.4 grams/tonne of gold and 198 grams/tonne of silver versus 14.5 grams/tonne of gold and 191 grams/tonne of silver in the second quarter of 2003.

Beartrack

Beartrack produced 159 ounces of gold in the second quarter of 2004, compared to 1,339 ounces in the second quarter of 2003, from residual leaching during reclamation. These ounces of gold help fund reclamation and closure activities at the site.

Exploration

Dorada – Update on Progress

In the first quarter earnings release, we announced the discovery of Dorada, a new high-grade vein at El Peñón, which is located approximately one kilometer east of existing underground workings in Quebrada Colorada. We continue to drill this vein, and to date, have not yet determined its limits. On June 29, 2004, we released an update on the drilling results. The weighted average of these first 77 mineral intercepts totaled 3.2 horizontal meters at 11.77 g/t Au and 628 g/t Ag, or 19.49 g/t AuEq (assuming an 65.1:1.0 Ag:Au conversion ratio).

A three-dimensional computer model of the Dorada vein shows one principal structure hosting the majority of the potential resource. The remaining ore-bearing material is found in five adjacent, sub-parallel vein structures. This model predicts that the main Dorada structure will connect to the central portion of the Cerro Martillo system, located to the north, and shows the vein continuing in en echelon fashion to the south. We have initiated an infill drill program to categorize the vein for year-end inventory purposes. Exploration drilling will also continue to extend the limits of the already known mineralization.

In May, we began building an access tunnel to the Dorada Vein from the existing underground haulage tunnel at Quebrada Colorada. We have crossed through a mined-out section of Quebrada Colorada and are advancing eastward toward the Pampa Campamento structure (which will allow us to explore this region as well), and will then continue on towards the Dorada Vein from the east. The remaining distance via this tunnel is approximately 1.5 kilometers (3% complete). This decline will take approximately 12-15 months to complete.

The portal to access the underground deposit at Cerro Martillo was completed during the quarter. The Cerro Martillo decline will be extended to provide additional access to the Dorada deposit. As of quarter end, there were approximately 1,250 meters remaining (or 16% complete) to access the center of the known Dorada structure from the Cerro Martillo decline. This decline is advancing along strike from North to South, at a rate of approximately 34 meters per week and should reach the center of the known Dorada deposit in 12-15 months.

The Dorada Vein, which has shown to have high grades, excellent recovery levels, and competent rock quality, will have a significant impact on the future of the El Peñón property. This vein is expected to extend the life of the mine, and at a minimum, allow Meridian Gold to continue to maintain its current production profile.

Other exploration

At the Rossi property, on the Carlin Trend in Nevada, the underground drifting to the End Zone is complete and infill drilling has been initiated. Infill drilling at the 49er Zone was completed as well as a short crosscut through mineralization. Preliminary feasibility studies for the 49er Zone have been initiated and will be completed by year-end. The Rossi property is a joint venture between Barrick Gold Exploration, Inc. (60%, operator) and Meridian Rossi Corp. (40%), a wholly owned subsidiary of Meridian Gold Inc.

The Golden Summit project is a joint venture exploration project with Freegold Ventures Limited (“Freegold”), and comprises 18,000 acres near Fairbanks, Alaska. Freegold is directing all current work on the property. Phase One of the drill program has successfully intersected the Cleary Hill Vein 125 meters below the previously mined workings and indicated the presence of additional mineralized zones above and below the projection of the Cleary Hill Vein. The results confirm that the old mine longitudinal sections from the 1940’s accurately portray the trend of high grade mineralization associated with the Bankers Stope chute on the Cleary Hill Vein. Presented below are the significant drill intercepts:

	From	To	Interval	Gold
Hole N°	(meters)	(meters)	(meters)	(g/t)
CHD 200401	38.3	40.1	1.8	9.7
CHD 200403	172.8	176.0	3.2	15.4
CHD 200403	172.8	174.8	2.0	22.5
CHD 200404	157.9	158.2	0.3	15.5
CHD 200404	204.8	205.4	0.6	33.2
CHD 200405	81.4	82.3	0.9	11.8
CHD 200405	222.5	223.3	0.8	9.6

2004 Phase 2 exploration work at Golden Summit has commenced on the Tolovana prospect, immediately adjacent to and approximately 750 meters west of the Cleary Hill mine area. Permits have been submitted to state and federal regulatory agencies to allow the trenching and drilling of known and suspected high grade veins previously mined at the old Tolovana underground mine. Further details of this project are located on Freegold’s website.

At the La Silla Project in Mexico, we are continuing to evaluate options that will maximize the value of this property.

Social and Environmental

El Peñón

During the quarter, we provided educational assistance to the community by granting full scholarships to two local universities. Under our housing program, 12 employees received assistance with buying their first home. This brings the total to 142 employees benefiting from the program. In addition, Meridian Gold extended economic support by way of donations to a training program for small and medium-size businesses in the community of Antofagasta.

El Peñón received recognition from Sernageomin, the national service of geology and mining which is responsible for monitoring safety performance and approving safety programs in the mining industry in Chile. This organization has recognized us during the quarter for our excellent performance for the care and safety of our employees.

Esquel

Meridian Gold remains paused in its development efforts at the Esquel property, following a non-binding referendum last year wherein the majority of Esquel’s citizens voted against the development of the mine. During the quarter, the Company continued to focus on listening to the local community, as well as understanding and addressing its residents’ concerns about the project. We believe that a key part of gaining approval to develop this project is keeping open communication with regard to responsible mining and the merits of the project.

Royal Mountain King

This reclamation property received a favorable ruling from the California State Water Board in June 2004 which substantially defines the final requirements of the Company for closure of the project.

Looking ahead

For the full-year 2004, Meridian Gold forecasts production of 310,000 ounces of gold from El Peñón at a cash cost of approximately $50-$60 per ounce.

Capital Resources

Anticipated cash requirements for operations for 2004 include approximately $15 million for planned capital expenditures at El Peñón, which includes $2 million to accelerate mine development in order to provide additional flexibility and operate at a higher throughput rate.

Exploration spending in 2004 is expected to be approximately $17 million. Approximately half of this budget will be dedicated to reserve and resource expansion at the Company’s current projects. The remainder will be allocated to our growing pipeline of projects, aimed towards acquisitions and grassroots exploration, initiated in Peru, Mexico, Central America, Chile, Canada and the United States.

Should we decide to develop other exploration and development properties, additional capital may be required. We believe that these capital requirements may be funded by existing cash reserves and by borrowing from third parties; however, no assurance can be given that such borrowings will be available at terms and conditions acceptable to Meridian Gold, if at all.

Changes in Accounting Policies

Asset Retirement Obligations

Effective January 1, 2004, Meridian Gold adopted the CICA’s new handbook section 3110, Asset Retirement Obligations (“HB 3110”) which applies to legal obligations associated with the retirement of a long-lived asset that results from the acquisition, construction, development and/or the normal operation of a long-lived asset. Meridian Gold believes its properties and reclamation obligations are subject to the provisions of HB 3110.

Under HB 3110, the Company is required to recognize the fair value of a liability for an asset retirement obligation in the period in which it incurs a legal obligation, if a reasonable estimate of fair value can be made. HB 3110 requires the estimated future cash settlement of an asset retirement obligation to be discounted in arriving at the liability reported in the current period. Upon initial recognition of the liability, the asset retirement obligation is capitalized as part of the carrying amount of the associated long-lived asset and a liability is recorded. This asset retirement cost will be depreciated over the life of the related asset using the unit-of-production method. The liability is accreted, through operating expense, over a period ending when the liability is finally settled in cash, subject to annual adjustments for changes in estimates.

Meridian Gold has retroactively applied this change in accounting policy and restated the prior years consolidated financial statements. The effect of this change is detailed in note 2 to the interim consolidated financial statements.

Stock Based Compensation

Effective January 1, 2002, Meridian Gold elected to use the settlement method of accounting for stock options granted to directors and employees, and disclose the pro forma effect of accounting for these awards under the fair value method. Under the settlement method, no compensation expense was recognized in the Company’s consolidated statements of operations during each of the years ended December 31, 2002 and 2003 because the exercise price of employee stock options was the market price on the day granted. Effective January 1, 2004, Meridian Gold changed the method of application of its stock-based compensation accounting policy to measure stock options granted to directors and employees at fair value and recognize the compensation expense over the vesting period, with a corresponding credit to additional paid-in capital.

Prior to January 1, 2002, no compensation expense was recorded for the Company’s stock option plans when the options or incentives were granted. Any consideration paid by employees or directors on exercise of stock options was credited to share capital.

This change in accounting for stock-based compensation has been applied retroactively without restatement of prior periods, with the cumulative effect of this change of $0.9 million being reported separately in the consolidated statements of changes in shareholders’ equity as an adjustment to opening retained earnings at January 1, 2004. The effect of this change is disclosed in note 2 to the interim consolidated financial statements.

Summary of Quarterly Results

(Unaudited and in million of US dollars, except per share data)

	2004		2003				2002
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Sales	$31.5	$29.9	$30.4	$29.8	$36.5	$35.9	$34.6	$33.6
Net income	9.7	9.8	10.3	6.1	9.5	8.5	10.6	9.1
Basic income per share	0.10	0.10	0.10	0.06	0.10	0.09	0.11	0.10
Diluted income per share	0.10	0.10	0.10	0.06	0.10	0.08	0.11	0.10

Note: Income before discontinued operations and extraordinary items is equal to net income

Non-GAAP Financial Reporting Measures

To the extent non-GAAP financial measures are used the Company has defined these non-GAAP financial measures and explained how such measures are calculated under the heading “non-GAAP measures” in Appendix “A” following the notes to the consolidated condensed financial statements.

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performances or achievements or other events expressly or implicitly predicted by such forward-looking statements. Such risks, uncertainties and other factors include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, recent operating losses, uncertainty of title to properties, risk associated with foreign operations, environmental risks and hazards, proposed legislation affecting the mining industry, litigation, governmental regulation of the mining industry, properties without known mineable reserves, uncertainty as to calculations of reserves, mineral deposits and grades, requirement of additional financing, uninsured risks, risk of hedging strategies, competition, dependence on key management personnel, potential volatility of market price of the Company’s common shares, dilution and certain anti-takeover effects. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

Meridian Gold Inc. is a different kind of gold company because we focus on profitability, and the quality of the ounces we produce, not the quantity of ounces produced. The quality of these ounces is measured by the value we deliver to all stakeholders in the process, including our shareholders, our employees and the communities and environment in which we live and operate. Meridian Gold Inc.’s approximately 99 million common shares are traded on the Toronto Stock Exchange (MNG) and the New York Stock Exchange (MDG).

Qualified Persons

Curt Freeman, M.Sc. P. Geo., a qualified person, has prepared, reviewed and certified the Golden Summit data presented in this document to conform with Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”).

2ndQuarter Conference Call

Meridian Gold is hosting a simultaneous live webcast of its conference call on Wednesday, July 28, 2004, at 9:00 a.m. ET through www.viavid.net. If you would like to listen to our conference call on the web, go to the Company’s home page on www.meridiangold.com and click on the link under Calendar of Events. There will be a slide show available in conjunction with the call, which will also be available for viewing on the Meridian Gold website. You will need to have Windows Media Player installed on your computer, and you will also be required to complete a registration page in order to log on to the webcast. For those whose schedules do not permit participation during the call, or for those who would like to hear the discussion again, a replay will be available for one week following the call toll-free (877) 519-4471 or international (973) 341-3080 replay # 4957063 and the webcast will be available for 3 months on the www.viavid.net website.

For further information, please visit our website at www.meridiangold.com, or contact:

Deborah Liston	Tel: (800) 572-4519
Investor Relations	Fax: (775) 850-3733
Meridian Gold Inc.	E-mail: investorrelations@meridiangold.com

Meridian Gold Inc.
Operating Data
(Unaudited and dollar amounts in U.S. currency)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2004	2003	2004	2003
El Peñón Mine
Gold Production (ounces)	82,031	77,536	157,347	162,176
Silver Production (ounces)	1,253,396	968,314	2,326,593	2,203,351
Tonnes ore mined (thousands)	175	176	378	349
Mill tonnes processed (thousands)	214	172	408	341
Avg. mill gold ore grade (grams/tonne)	12.4	14.5	12.4	15.3
Avg. mill silver ore grade (grams/tonne)	198	191	192	218
Mill gold recovery	96%	96%	97%	97%
Mill silver recovery	92%	92%	92%	92%
Cash cost of production/ ounce	$50	$48	$48	$46
Total production cost/ ounce	$95	$107	$96	$104
Jerritt Canyon Joint Venture (sold in June 2003)
Gold production (Meridian Gold’s 30% share)	—	23,659	—	45,604
Tonnes ore mined (100%, thousands)	—	262	—	512
Mill tonnes processed (100%, thousands)	—	331	—	662
Avg. mill ore grade (grams/tonne)	—	8.4	—	8.1
Mill recovery	—	88%	—	88%
Cash cost of production/ ounce	$—	$279	$—	$278
Total production cost/ ounce	$—	$351	$—	$351
Beartrack Mine
Gold production — heap leach (ounces)	159	1,339	289	2,549
Company Totals
Ounces of gold produced	82,190	102,534	157,636	210,329
Ounces of gold sold	81,105	106,299	155,502	210,475
Avg. realized gold price per ounce	$396	$351	$403	$353
Avg. realized silver price per ounce	$5.55	$4.58	$5.69	$4.61
Cash cost of production per gold ounce	$50	$102	$48	$97
Total cost of production per gold ounce	$95	$164	$96	$158

Average realized gold prices are revenues adjusted for refining costs divided by gold ounces sold (excluding Beartrack ounces).
Cash cost and total cost per gold ounce are net of silver by-product credits.

Key Business Indicators - Q2 2004 (in millions of US$)	Capital	Depreciation	Reclamation
El Peñón	$3.6	$3.8	$—
Esquel	—	0.1	—
Corporate	0.2	—	—
Other	0.7	—	0.2

Total	$4.5	$3.9	$0.2

	$ / tonne ore
Operating Cost Detail - Q2 2004	UG	OP	Process	G&A
El Peñón	$40.11	$7.25	$10.77	$7.59

Meridian Gold Inc.
Consolidated Statements of Operations
(Unaudited and in millions of US dollars, except per share data)

	Three months ended		Six months ended
	June 30		June 30
	2004	2003	2004	2003
		As Restated		As Restated
		(Note 2)		(Note 2)
Sales	$31.5	$36.5	$61.4	$72.4
Costs and expenses
Cost of sales	4.0	11.2	7.4	20.4
Depreciation, depletion and amortization	3.9	6.3	7.9	13.0
Exploration costs	4.8	3.9	8.6	7.2
Selling, general and administrative	2.6	2.5	5.1	5.1
Other expense (income)	(0.2)	0.1	(0.1)	—

Total costs and expenses	15.1	24.0	28.9	45.7

Income from operations before interest, taxes and the undernoted	16.4	12.5	32.5	26.7
Interest income, net	0.4	0.4	0.9	0.7
Gain on sale of assets (note 5)	0.1	3.1	0.1	3.1

Income before taxes	16.9	16.0	33.5	30.5
Income tax expense	(7.2)	(6.5)	(14.0)	(12.5)

Net income	$9.7	$9.5	$19.5	$18.0

Basic income per share	$0.10	$0.10	$0.20	$0.18

Diluted income per share	$0.10	$0.10	$0.20	$0.18

Number of common shares used in income per share computations (millions) — basic	99.2	99.0	99.2	99.0

Number of common shares used in income per share computations (millions) — diluted	99.8	99.7	99.8	99.9

See accompanying notes to interim consolidated financial statements.

Meridian Gold Inc.
Consolidated Balance Sheets
(Unaudited and in millions of US dollars)

	June 30	December 31
	2004	2003
		As Restated
		(Note 2)
Assets
Current assets
Cash and cash equivalents	$196.1	$168.3
Restricted cash	13.9	13.9
Trade and other receivables	4.0	4.8
Inventories	6.4	6.8
Deferred tax asset	0.5	0.4
Other current assets	2.5	5.1

Total current assets	223.4	199.3

Property, plant and equipment, net	631.0	635.9
Other assets	15.0	17.7

Total assets	$869.4	$852.9

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable, trade and other	$7.6	$6.1
Accrued and other liabilities	20.6	22.0

Total current liabilities	28.2	28.1

Deferred tax liability	191.9	194.5
Other long-term liabilities	33.6	31.7
Minority interest	1.0	1.0
Shareholders’ equity (note 6)	614.7	597.6

Total liabilities and shareholders’ equity	$869.4	$852.9

See accompanying notes to interim consolidated financial statements.

Meridian Gold Inc.
Consolidated Statements of Retained Earnings
(Unaudited and in millions of US dollars)

	Three months ended		Six months ended
	June 30		June 30
	2004	2003	2004	2003
		As Restated		As Restated
		(Note 2)		(Note 2)
Balance at beginning of period as previously reported	$153.2	$117.0	$145.1	$108.2
Adjustments on adoption of new accounting standards (note 2(c))	—	1.4	(1.7)	1.7

Balance at beginning of period as restated	153.2	118.4	143.4	109.9
Net income for the period (note 2(c))	9.7	9.5	19.5	18.0

Balance at end of period	$162.9	$127.9	$162.9	$127.9

See accompanying notes to interim consolidated financial statements.

Meridian Gold Inc.
Consolidated Statements of Cash Flows
(Unaudited and in millions of US dollars)

	Three months ended		Six months ended
	June 30		June 30
	2004	2003	2004	2003
		As Restated		As Restated
		(Note 2)		(Note 2)
Cash flow from operating activities
Net income	$9.7	$9.5	$19.5	$18.0
Provision for depreciation, depletion and amortization	3.9	6.3	7.9	13.0
Provision for reclamation, net of cost incurred	(1.3)	(1.3)	(2.1)	(2.3)
Gain on sale of assets, net	—	(3.1)	—	(3.1)
Stock based compensation expense	0.5	0.6	1.0	1.0
Provision for pension costs, net of contributions	0.1	0.6	0.1	0.8
Income tax expense, net of taxes paid	(1.0)	4.4	5.3	10.4
Changes in current assets and liabilities, net	2.6	(1.2)	2.7	(9.1)
Changes in long-term assets and liabilities, net	0.4	(0.6)	1.2	(1.8)

Net cash provided by operating activities	14.9	15.2	35.6	26.9

Cash flow used in investing activities
Capital spending	(4.5)	(5.7)	(7.8)	(14.4)
Proceeds from sale of assets	—	0.3	—	0.3

Net cash used in investing activities	(4.5)	(5.4)	(7.8)	(14.1)

Cash flow from financing activities
Proceeds from sale of common stock	—	(0.2)	—	0.1

Net cash from financing activities	—	(0.2)	—	0.1

Increase in cash and cash equivalents	10.4	9.6	27.8	12.9
Cash and cash equivalents, beginning of period	185.7	125.2	168.3	121.9

Cash and cash equivalents, end of period	$196.1	$134.8	$196.1	$134.8

Cash paid for income taxes	$8.2	$—	$8.7	$—
Cash paid for interest	$—	$—	$—	$—

See accompanying notes to interim consolidated financial statements.

Meridian Gold Inc.
Notes to Consolidated Financial Statements (unaudited)

1.	Basis of Presentation

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“GAAP”). The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements, except as disclosed in note 2. The accompanying unaudited interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2003.

2.	Changes in Accounting Policies

a) Asset retirement obligations

On January 1, 2004, the Company retroactively adopted the new recommendations of Canadian Institute of Chartered Accountants (“CICA”) handbook section 3110, Asset Retirement Obligations (“HB3110”). Under this standard, expected future costs for asset retirement have been recognized and recorded as a liability at fair value. The fair value of the asset retirement obligations was calculated using the estimated total undiscounted cash flows required to settle the obligations of $19.6 million, expected timing of cash flow payments required to settle the obligations, credit-adjusted risk-free discount rate of 3.6% and an inflation rate of 2.5%. The effect of the change in the method of accounting for asset retirement obligations has resulted in an net increase in property, plant and equipment of $0.6 million, an increase in other current assets of $0.4 million, an increase in reclamation liability of $1.6 million, an increase in long-term deferred taxes of $0.1 million and a decrease in retained earnings of $0.7 million as of December 31, 2003.

The continuity of the reclamation liability for the three and six months ended would be as follows:

	Three months ended June 30,		Six months ended June 30,
(in millions of US dollars)	2004	2003	2004	2003
Balance, beginning of period	$17.7	$30.6	$18.5	$31.6
Accretion expense	0.1	0.1	0.2	0.5
Reclamation liabilities settled in the period	(1.4)	(9.0)	(2.3)	(10.4)

Balance, end of period	$16.4	$21.7	$16.4	$21.7

b) Stock-based compensation

Effective January 1, 2002, the Company elected to use the settlement method of accounting for stock options granted to directors and employees under the Share Incentive Plan as allowed under the CICA standard for stock-based compensation. Effective January 1, 2004, the Company changed the method of application of its stock-based compensation accounting policy so as to measure stock options granted to directors and employees at fair value and recognize the compensation expense over the vesting period, with a corresponding credit to additional paid-in capital, as required under the amendments to CICA handbook section 3870, Stock-based Compensation and Other Stock-based Compensation. This change has been applied retroactively without restatement of prior periods. The effect of the change in the method of accounting for stock-based compensation has resulted in a decrease of $0.9 million in retained earnings and an increase of $0.9 million in additional paid-in capital as of December 31, 2003.

Restricted stock granted on or after January 1, 2000 or stock options granted to non-employees on or after January 1, 2002 under the Company’s stock option plan are accounted for under the fair value method.

c) Prior period restatements

The following is a summary of the effect on retained earnings and net income resulting from the change in accounting policies:

	Three months ended June 30,		Six months ended June 30,
(in millions of US dollars)	2004	2003	2004	2003
Retained earnings at beginning of period, as previously reported	$153.2	$117.0	$145.1	$108.2
Asset retirement obligations (note 2(a))	—	1.4	(0.8)	1.7

Retained earnings at beginning of period, as retroactively restated	153.2	118.4	144.3	109.9
Stock based compensation (note 2(b))	—	—	(0.9)	—

Retained earnings at beginning of period, as restated	$153.2	$118.4	$143.4	$109.9

	Three months ended	Six months ended	Year ended
	June 30,	June 30,	December 31,
(in millions of US dollars)	2003	2003	2003
Net income, as previously reported	$9.8	$18.6	$36.8
Asset retirement obligations (Note 2(a))	(0.3)	(0.6)	(2.5)

Net income, as restated	$9.5	$18.0	$34.3

3.	Property Valuation

At each reporting period, the Company reviews the carrying value of its properties in accordance with Canadian GAAP. The reviews include an analysis of the expected future cash flows to be generated by the project to determine if such cash flows exceed the project’s current carrying value. The determination of future cash flows is dependent on a number of factors, including future prices for gold, the amount of reserves, the cost of bringing the project into production, production schedules, and estimates of production costs. Additionally, the reviews took into account factors such as political, social, legal and environmental regulations. These factors may change due to changing economic conditions or the accuracy of certain assumptions. The Company used its best effort to fully understand all of the aforementioned to make an informed decision based upon historical and current facts surrounding the projects. Based on this review, management determined an impairment was not necessary as of June 30, 2004.

4.	Hedging

The Company closed out all of its gold forward contracts during 1999. However, under applicable accounting standards, the Company was required to defer recognition of the gains related to closing out these contracts in its financial statements until the original expiry date of the contracts. During the three months and six months ended June 30, 2004, the Company recognized $289,000 and $578,000 respectively, of the deferred revenue on expiring gold forward contracts in the accompanying Consolidated Statements of Operations.

To mitigate the risk associated with the gold and silver markets and to secure the loan with Standard Bank of London (which loan was subsequently repaid), the Company entered into gold and silver forward contracts. At December 31, 2003, the Company had remaining a commitment of 2,000,000 ounces of silver at an average price of $5.34 per ounce for delivery during 2004 associated with the former Standard Bank loan. The Company had a remaining commitment of 1,250,000 ounces at June 30, 2004. The Company expects to deliver against all of these contracts during 2004.

In 2003, with the sharp rise in silver price, the Company entered into additional silver contracts for delivery during 2004. At December 31, 2003, the Company had remaining a commitment of 2,200,000 ounces of silver relating to these contracts at an average price of $5.05 per ounce for delivery during 2004. The Company had a remaining commitment of 1,700,000 ounces at June 30, 2004. The Company has the ability to extend the delivery dates of these contracts and will continue to evaluate its options regarding delivery each quarter.

5.	Jerritt Canyon

The Company’s subsidiary Meridian Jerritt Canyon Corp. completed the sale of its 30% interest in the Jerritt Canyon Joint Venture (“JCJV”) property to Queenstake Resources USA Inc., as of June 30, 2003. Income from the Company’s 30% interest in the JCJV for the three months ended and six months ended June 30, 2003 and its impact on reported income before taxes are as follows:

	For the three months ended			For the six months ended
	June 30, 2003			June 30, 2003
			As
			reported
	As		less	As		As reported
(in millions of US dollars)	reported	JCJV	JCJV	reported	JCJV	less JCJV
Revenues	$36.5	$8.1	$28.4	$72.4	$15.8	$56.6
Costs and expenses	(24.0)	(3.1)	(20.9)	(45.7)	(10.5)	(35.2)
Interest income, net	0.4	—	0.4	0.7	—	0.7
Gain on sale of assets	3.1	3.4	(0.3)	3.1	3.3	(0.2)

Income before taxes	$16.0	$8.4	$7.6	$30.5	$8.6	$21.9

6.	Share Capital

(a) Shareholders’ equity

	June 30,
(in millions of US dollars)	2004	December 31, 2003
		As Restated
		(Note 2)
Share capital	$383.2	$382.7
Additional paid-in capital	5.0	3.6
Retained earnings	162.9	144.3
Cumulative translation adjustment	63.6	67.0

Total shareholders’ equity	$614.7	$597.6

b)	Outstanding share data

As of June 30, 2004, there were 99,195,848 (December 31, 2003 - 99,193,848) common shares outstanding. In addition, there were 2,042,967 stock options outstanding issued to directors and employees with exercise prices ranging between $ 2.25 and $17.00 per option. Subsequent to the June 30, 2004, an additional 30,000 options were exercised increasing common shares outstanding to 99,225,848 and reducing stock options outstanding to 2,012,967 at July 27, 2004.

(c)	Stock options

During 2002 and 2003, the Company accounted for stock options granted to employees and directors of the Company under the settlement method and accounted for restricted shares and stock options granted to non-employees under the fair value method. Had the Company reported compensation costs as determined by the fair value method of accounting for stock option grants to employees and directors, the pro forma net income and net income per common share would have been the pro forma amounts indicated in the following table:

	Three months ended	Six months ended
(in millions of US dollars except per share data)	June 30, 2003	June 30, 2003
Net income, as restated (note 2)	$9.5	$18.0
Stock-based compensation	(0.1)	(0.3)

Net income – pro forma	$9.4	$17.7

Net income per share – as reported – basic (restated – note 2)	$0.10	$0.18
Net income per share – as reported – diluted (restated – note 2)	0.10	0.18
Net income per share – pro forma – basic	0.09	0.18
Net income per share – pro forma – diluted	0.09	0.18

During the three months ended June 30, 2004, 143,000 stock options were granted to employees with a term of 10 years and vest in equal amounts over the next 3 years and 3,700 stock options were granted to a director with a the same term and vest in 1 year. During the three months ended March 31, 2004, 12,500 stock options were granted with 10 year terms and 3 year vesting period. The weighted average fair value of stock options granted during the three months ended June 30, 2004 was $5.88 and during the three months ended March 31, 2004 was $6.87, using the Black-Scholes option-pricing model. A total of 2,000 stock options were exercised during the three months and six months ended June 30, 2004.

The fair value of stock options granted was calculated using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2002, 2003, and 2004, respectively; dividend yield 0.0% for all years, expected volatility of 59.5, 63.0 and 59.3 percent, risk free interest rates of 2.3, 1.5, and 3.5 percent, and expected lives of 5, 4.3 and 5 years.

7.	Employee future benefits

As a result of the amended recommendations of CICA handbook section 3461, Employee Future Benefits (“HB 3461”), the Company has included additional disclosures about pension plans and other employee future benefit plans in this note. The amendments do not change any recognition or measurement requirements currently in HB 3461. The total net defined benefit expense is $52,000 and $104,000 for the three and six months ended June 30, 2004 respectively.

Appendix “A”

Non-GAAP Measures

Meridian Gold has included measures in this document called “total cash costs”. Total cash costs are determined according to the Gold Institute Standard and consist of site costs for all mining (except deferred mining and deferred stripping costs), processing, administration, resource taxes, royalties, and silver by-product credits, but do not include capital, exploration, depreciation and financing costs. Total cash costs per ounce are total cash costs divided by gold ounces produced.

The Company believes that in addition to conventional measures, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), certain investors use this information to evaluate the Company’s performance and its ability to generate cash flow. These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not to be comparable to similar measures presented by other companies. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The calculation for these non-GAAP measures is explained below.

(Unaudited and in millions of US dollars, except for Gold Production Ounces and Cash Costs per Ounce)

	Three months ended		Six months ended
		June 30		June 30
	2004	2003	2004	2003
Cost of sales	$4.0	$11.2	$7.4	$20.4
Other	0.2	(0.9)	—	(0.3)

Total cash costs	4.2	10.3	7.4	20.1
Gold production in ounces from active properties	82,031	101,195	157,347	207,780

Total cash costs per ounce	$50	$102	$48	$97